FOR IMMEDIATE RELEASE	December 15, 2008

Micromem Technologies Inc. Provides Technology Update Concerning Glucose
Monitoring Device, Life Cycle Testing, and Automobile Motor Oil Testing Applications

TORONTO/NEW YORK, December 15, 2008-Micromem Technologies Inc., (OTC BB:MMTIF), and its wholly owned U.S. subsidiary, Micromem Applied Sensor Technologies, Inc. (MASTInc), issues an additional technology update and discusses business development initiatives.

Glucose Monitoring Device:

At the request of a medical device company and based on material provided to them, MASTInc has recently begun design work on glucose characterization and specificity testing with its magnetic sensor. MASTInc’s design will have the potential of using its sensor in a non-invasive approach to detect fluctuations in blood glucose. This application will be a great advancement in healthcare for diabetics who are forced to puncture their fingers daily to test blood sugar levels.

MASTInc envisions similar designs for magnetic sensor-based devices that could detect proteins, enzymes, or hormones in the blood, thus enabling patients to get ahead of the diagnostic curve of a wide range of diseases, conditions, and chemical imbalances. While this will not eliminate injections, injections for the purpose of medical screening and diagnostic aspects might some day be no longer needed, or be relegated to secondary confirmation vs. a base analysis data point (especially for diabetic shock).

Life Cycle Testing (Picture Included):

Texas Advanced Optoelectronic Solutions (TAOS), a leading developer, manufacturer, and marketer of integrated optoelectronic sensor products, has been engaged by Micromem to assess Micromem’s patented magnetic sensors against Micromem’s published product data sheet and against competitive products in the market. Given TAOS’s global sales channels, a potential partnership with TAOS would bring a significant distribution opportunity to Micromem. Pending positive product assessment and further agreement between companies, a mutually beneficial partnership to deliver product worldwide could ensue.

Automobile Motor Oil Testing Application:

At the request of an automotive manufacturer, MASTInc has also begun design work on an oil sensor for the auto industry. This sensor design will be delivered in two forms, one that is inserted through a plug in automobile oil pans and the second on the side of the oil filter. MASTInc believes its magnetic sensor is sensitive enough to detect oil breakdown in automobile engines; the goal being to alert vehicle owners as to the optimal time to change the oil, thereby reducing engine damage and improving gasoline mileage. MASTInc is scheduled to begin marketing and sales of this product in Q109.

Management Comment:

"We are pleased to add these important points to the technology update issued last week and provide our shareholders with a sense of the broad landscape that our team is focusing on with our product," said Steven Van Fleet, MASTInc President. "With several joint development agreements with leading companies already underway, we are well-positioned for generating revenues in 2009. We look forward to updating our shareholders as we enter our sales and marketing phase."

About Micromem Technologies Inc. and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC: MMTIF) fabless semiconductor company with headquarters in Toronto, Canada and an office in New York City. Micromem holds and continues to develop a broad-based patent portfolio of Magnetoresistive Random Access Memory (MRAM) and magnetic sensor technologies. Micromem’s MRAM patents create a solution for performance driven, radiation hard, non-volatile memory applications. MASTInc is focused on business development efforts and is working on the launch of sensory products for use in both defense and consumer applications. Its first product, GC-0301, is far superior to the competition with over 200 V/T, making it one of the most sensitive hall sensors on the market without the need for external amplification. MASTInc is working with companies that have large-scale capabilities and expects to sign contracts in the coming quarters.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include, our inability to obtain additional financing on acceptable terms, risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology, inability to compete with others who provide comparable products, the failure of our technology, inability to respond to consumer and technological demands, inability to replace significant customers; seasonal nature of our business and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
Shares issued: 83,186,667
SEC File No: 0-26005

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